PRESS RELEASE
ASANKO GOLD RECEIVES GHANA GOVERNMENT APPROVAL FOR US$185 MILLION GOLD FIELDS JOINT VENTURE TRANSACTION

Vancouver, British Columbia, June 22, 2018 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is pleased to announce that it has received approval from the Ghanaian Minister of Lands and Natural Resources, whose approval was the principal condition to the closing of Asanko's previously announced joint venture transaction (the "Transaction") with Gold Fields Limited (JSE, NYSE: GFI) for a 50% interest in Asanko's 90% interest in the Asanko Gold Mine in Ghana, West Africa

Completion of the Transaction is now expected in early July 2018. The final form of the joint venture agreement will be publically filed after completion. Completion now remains subject only to certain customary closing documentation and a lender's consent from Exp T2 Ltd. ("Red Kite"), which are all expected to be in-hand in the ordinary course before the targeted completion time.

Red Kite has agreed to defer the first principal repayment, approximately US$20 million, due on July 1, 2018 until August 1, 2018 to facilitate the Transaction. Asanko intends to use the cash proceeds from the Transaction to repay in full all outstanding principal and accrued interest (US$164 million) owing to Red Kite under the Definitive Senior Facilities Agreement. There are no early repayment penalties associated with the Red Kite debt.

Peter Breese, President and CEO, said "I'd like to thank the Minister of Lands and Natural Resources for expediting approval of our Joint Venture transaction with Gold Fields and our in-country advisors, Kimathi and Partners, who have guided us through this approval process. Upon conclusion of this Transaction and repayment of the Red Kite debt facility, we will be debt-free and poised to grow our business and expand our production base."

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater - Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the completion of announced agreements including the agreement with Gold Fields, future operations and completion conditions are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unexpected third party requirements, the absence of any material adverse events between the date hereof and completion.. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.